UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan is submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009.

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2010 and 2009.

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010.

2. Exhibits:

The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

By:	/s/ William R. Jellison
William R. Jellison
Senior Vice President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

Date: June 29, 2011

DENTSPLY International Inc.
401(k) Savings Plan

Financial Report

December 31, 2010

DENTSPLY International Inc. 401(k) Savings Plan
Table of Contents
December 31, 2010 and 2009

Page

Report of Independent Registered Public Accounting Firm	5

Financial Statements
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplementary Schedule
Schedule of Assets (Held at End of Year)	19
Schedule of Delinquent Participant Contributions	20

Report of Independent Registered Public Accounting Firm

To the Employee Retirement Committee
DENTSPLY International Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedules of assets (held at end of year) as of December 31, 2010 and delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedules are the responsibility of the Plan’s management.  The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
York, Pennsylvania
June 29, 2011

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Cash and cash equivalents	$(1)	$62,189

Investments, at fair value:
Shares of Registered Investment Companies:
Amer. Funds EuroPacific Growth Fund, R-4	3,171,418	-
Morgan Stanley International Equity, B	-	2,966,963
PIMCO Total Return Fund	4,089,373	3,251,630
TRP Balanced Fund	5,246,693	4,680,017
TRP Blue Chip Growth Fund	13,666,686	12,221,075
TRP Equity Income Fund	6,605,263	5,911,846
TRP Extended Equity Market Index	1,944,794	1,475,286
TRP Growth Stock Fund	7,860,765	6,860,310
TRP New Horizons Fund	5,327,266	3,617,473
TRP Retirement Income Fund	385,176	173,551
TRP Retirement 2005 Fund	570,857	470,018
TRP Retirement 2010 Fund	2,394,203	2,654,920
TRP Retirement 2015 Fund	3,512,715	2,603,049
TRP Retirement 2020 Fund	5,486,370	4,130,823
TRP Retirement 2025 Fund	6,564,071	4,604,749
TRP Retirement 2030 Fund	7,626,155	5,671,440
TRP Retirement 2035 Fund	7,598,472	5,430,852
TRP Retirement 2040 Fund	6,680,758	4,794,066
TRP Retirement 2045 Fund	2,798,902	1,888,553
TRP Retirement 2050 Fund	755,962	463,382
TRP Retirement 2055 Fund	350,996	217,774
TRP Science & Technology Fund	2,236,569	2,010,822
TRP Spectrum Income Fund	3,787,078	3,170,328
TRP Summit Cash Reserves	7,603,264	7,112,361
Shares of Common Trusts:
TRP Equity Index Trust	6,193,071	5,627,671
Common Stock:
DENTSPLY International Inc. Common Stock	13,821,297	14,774,713
Total Investments	126,278,174	106,783,672
Receivables:
Employer contribution receivable	4,642,047	5,273,500
Participants’ contributions	385,917	329,963
Notes receivable from participants	3,422,106	2,730,437
Total Receivables	8,450,070	8,333,900
Total Assets	134,728,243	115,179,761

Liabilities
Payables:
Refund of Excess Contributions	-	(671)
Refund of Excess Amount	(47,652)	-
Total Payables	(47,652)	(671)

Net Assets Available for Benefits	$134,680,591	$115,179,090
See notes to financial statements

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Investment Income

Net appreciation in fair value of investments	$12,057,023	$23,400,767
Interest and dividends	1,747,294	1,391,725

Total Investment Income	13,804,317	24,792,492

Interest Income on Notes Receivables from Participants	150,378	166,785

Contributions

Employer	4,642,047	5,273,500
Participants	9,228,708	9,360,736
Participant rollovers	344,243	343,575

Total Contributions	14,214,998	14,977,811

Benefits Paid to Participants	(8,648,129)	(6,815,946)

Administrative Expenses	(20,063)	(15,897)

Net Increase	19,501,501	33,105,245

Net Assets Available for Benefits - Beginning of Year	115,179,090	82,073,845

Net Assets Available for Benefits - End of Year	$134,680,591	$115,179,090

See notes to financial statements

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 - Description of Plan

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States.  The Plan was established January 1, 1992, and amended, thereafter, several times.  It was restated to include all amendments on January 1, 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”).  At December 31, 2010 and 2009, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan’s assets.  The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company.  At December 31, 2010 and 2009, TRP was the record keeper of the Plan.

Officers or employees of the Company perform certain administrative functions.  No such officer or employees receive compensation from the Plan.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date.  If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations.  Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 2%.  Participants may change their deferral election at times throughout the year as defined in the Plan document.  Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans.  The Company does not make matching contributions to the Plan.  Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants.  Contributions are recognized in the period when earned as determined by the Company’s Board of Directors.  Forfeitures are used to reduce the required Company contribution.  As of December 31, 2010, forfeited non-elective contributions amounted to $668,344.  These forfeitures were used to reduce the 2010 non-elective contribution that was paid in 2011.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 - Description of Plan (Continued)

Contributions (Continued)

The participants may direct their contributions into several different investment options.  If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant’s expected normal retirement age (65).

During the plan year 2007, the Plan was amended to state that the Company may amend or revoke a participant’s deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participants annual addition for any Plan Year will not exceed the limitation of Section 5.6(b), or to ensure that the ADP nondiscrimination test is met for such Plan Year.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

Participant Accounts

Each participant's account is credited with the participant’s contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any.  Allocations are based on participant earnings or account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

	Before 2007	After 2006
Years of Service	Percent Vested	Percent Vested
Less than 2	0%	0%
Less than 3	0	20
3	20	40
4	40	60
5	60	80
6	80	100
7 years and after	100	100

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 - Description of Plan (Continued)

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability.   Participants may elect to receive benefits in either a lump-sum payment, or periodic installments as defined by the provisions of the Plan.  Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

During the plan year ended December 31, 2008, the Plan was amended pursuant to the Pension Protection Act of 2007, whereas, non-spousal beneficiaries of a deceased participant may elect a direct rollover to an IRA.

Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or fifty percent of their vested account balance (subject to a $1,000 minimum loan balance).  Participants are charged a $50 fee for loans, which is paid directly from their account.  Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence.  The loans bear interest at rates that range from 4.25% to 10.50% as of December 31, 2010, which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.  Participants may not have more than two loans outstanding at the same time.  Loans are secured by the balance in the participant’s account.  During the Plan year 2007, the Plan was amended to state that access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.  Notes receivable are stated at their unpaid principal balance plus accrued unpaid interest.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  The Plan values its investments and computes its net asset value per share at the close of the New York Stock Exchange (NYSE), normally 4 p.m. ET, each day that the NYSE is open for business.  Investments in the underlying funds are valued at their closing net asset value per share on the day of valuation.  Investments for which these valuation procedures are not appropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by the T. Rowe Price Valuation Committee, established by the fund’s Board of Directors.

Various inputs are used to determine the value of the fund’s investments.  These inputs are summarized in the three broad levels listed below

Level 1 -	Quoted prices in active markets for identical securities

Level 2 -	Observable inputs other than Level 1 quoted prices (including, but not limited to, quoted prices for similar securities, interest rates, prepayment fees, and credit risk)

Level 3 -	Unobservable inputs

Observable inputs are those based on market data obtained from sources independent of the fund, and unobservable inputs reflect the fund’s own assumptions based on the best information available.  The input levels are not necessarily an indication of the risk or liquidity associated with investments at that level.  The fund’s investments are summarized by level, based on the inputs used to determine their values.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 2 - Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Reclassifications

Certain prior period amounts are reclassified to conform with the current year’s presentation.

New Accounting Policies

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net.  New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010.  Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans.  Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending December 15, 2010.  The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

New Accounting Policies (Continued)

Subsequent Events

In May 2009, a new accounting guidance was issued for disclosures about subsequent events. The new guidance requires the Plan to disclose the date through which it has evaluated subsequent events and whether the date represents the date the financial statements were issued or, were available to be issued.  The Plan has evaluated subsequent events through June 29, 2011, which is the date the financial statements have been filed with the SEC.

Note 3 - Fair Value Measurements

The Plan adopted guidance on fair value measurements as of January 1, 2008.  The guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted price for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 3 - Fair Value Measurements (Continued)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end by reference to the closing price reported on the active market.

Common Trust: The collective trust fund is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value.  The unit value of the collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market.  The collective trust fund’s investment objective is to seek to match the performance of the Standard & Poor’s 500 Stock Index®.

The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data.  The Plan’s investment in the collective trust fund is not subject to any withdrawal restrictions and distributions may be taken at any time.  The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2010 and 2009.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 3 - Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$1,944,794	$-	$-	$1,944,794
Balanced Funds	5,246,693	-	-	5,246,693
Growth Funds - Domestic	29,091,286	-	-	29,091,286
Target Date Funds	44,724,637	-	-	44,724,637
International Equity Fund	3,171,418	-	-	3,171,418
Value Fund	6,605,263	-	-	6,605,263
Fixed Income Fund	7,876,451	-	-	7,876,451
Money Market Fund	7,603,264	-	-	7,603,264
Total Mutal Funds	106,263,806	-	-	106,263,806

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	13,821,297	-	-	13,821,297
Total Common Stock	13,821,297	-	-	13,821,297

Common Trust:
Index Funds		6,193,071	-	6,193,071
Total Common Trust	-	6,193,071	-	6,193,071

Total assets at fair value	$120,085,103	$6,193,071	$-	$126,278,174

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$1,475,286	$-	$-	$1,475,286
Balanced Funds	4,680,017	-	-	4,680,017
Growth Funds - Domestic	24,709,680	-	-	24,709,680
Target Date Funds	33,103,177	-	-	33,103,177
International Equity Fund	2,966,963	-	-	2,966,963
Value Fund	5,911,846	-	-	5,911,846
Fixed Income Fund	6,421,958	-	-	6,421,958
Money Market Fund	7,112,361	-	-	7,112,361
Total Mutal Funds	86,381,288	-	-	86,381,288

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	14,774,713	-	-	14,774,713
Total Common Stock	14,774,713	-	-	14,774,713

Common Trust:
Index Funds	-	5,627,671	-	5,627,671
Total Common Trust	-	5,627,671	-	5,627,671

Total assets at fair value	$101,156,001	$5,627,671	$-	$106,783,672

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 4 - Investments

As discussed in Note 3, the Plan adopted guidance on fair value measurements as of January 1, 2008.  Information regarding the fair value of the Plan’s investment as of December 31, 2010 and 2009 is included in Note 3.  Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2010		2009
At Fair Value as Determined by Quoted Market Prices:
Shares of Registered Investment Companies:
TRP Blue Chip Growth Fund	$13,666,686		$12,221,075
TRP Equity Income Fund	6,605,263	*	5,911,846
TRP Growth Stock Fund	7,860,765		6,860,310
TRP Retirement 2030 Fund	7,626,155		5,671,440	*
TRP Retirement 2035 Fund	7,598,472		5,430,852	*
TRP Summit Cash Reserves	7,603,264		7,112,361
Other Registered Investment Companies	55,303,201		43,173,404

Shares of Common Stock:
DENTSPLY International Inc. Common Stock	13,821,297		14,774,713

At Estimated Fair Value:
Shares of Common Trust:
TRP Equity Index Trust	6,193,071	*	5,627,671	*
	$126,278,174		$106,783,672

* This investment represented less than 5% of total net assets in the noted year.

Any interest and dividend income from the underlying assets of the common trust fund are included in net appreciation (depreciation) for the common trust fund.  The net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2010	2009
Investments Whose Fair Values Have Been Measured by Quoted Prices in an Active Market:
Mutual funds	$11,737,914	$19,215,400
Common stock	(488,240)	2,991,315

Investments Whose Fair Values Have Been Otherwise Determined:
Common/collective trust fund	807,349	1,194,052
	$12,057,023	$23,400,767

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Original Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.    The Company has submitted the Amended and Restated Plan effective January 1, 2009, for a new tax-exempt determination letter on December 30, 2009.  The application is in review with the IRS.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 7 - Related Party Transactions

During 2010 and 2009, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company.  In addition, the Plan offers an investment in DENTSPLY International Inc. Stock.  The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.  Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

Purchases made by the Plan for the investment in the Company’s common stock amounted to $1,925,102 and $2,498,018 for the years ended December 31, 2010 and 2009, respectively.  Sales made by the Plan for the investment in the Company’s common stock amounted to $2,390,278 and $2,312,637 for the years ended December 31, 2010 and 2009, respectively.

      As of December 31, 2010, the Plan held approximately 404,486 shares of DENTSPLY International Inc. stock at a per share price of $34.17.  As of December 31, 2009, the Plan held approximately 420,094 shares of DENTSPLY International Inc. stock at a per share price of $35.17.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 8 - Return of Excess Amounts

The Plan identified a return of excess amount totaling $47,652 relating to severance deferrals to be distributed in 2011.  The excess amount is $47,652 and the balances of the affected participants will be reduced without any earnings adjustments.

The Plan distributed a total of $671 in February 2010 to affected Participants in order to correct an excess contribution relating to 2009.  The excess contribution was $623 and the related earnings thereon were $48.

Note 9 - Risks and Uncertainties

 Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 10 – Delinquent Participant Contributions

For the year ended December 31, 2010, the Company did not remit participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA.  Untimely remittances identified on the schedule of delinquent participant contributions, which totaled $402,449, were corrected through the Internal Revenue Service Voluntary Fiduciary Correction Program in 2011.  Additionally, the Company has compensated participants for lost earnings resulting from the delay in contributions.

Note 11 – Reconciliation of Financial Statements to Form 5500

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the year ended December 31:

	2010	2009

Benefits paid to participants per the financial statements	$8,648,129	$6,815,946
Amount allocated to withdrawing participants - prior year	-	(245)
Benefits paid to participants per the Form 5500	$8,648,129	$6,815,701

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Employer Identification Number : 39-1434669
Plan Number : 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity	Description of	* *	Current
	of issue	investment	Cost	Value
	Assets
	Cash and cash equivalents			$(1)

	Investments at fair value:
*	Amer. Funds EuroPacific Growth Fund, R-4	Mutual Fund	N/A	3,171,418
*	PIMCO Total Return Admin Fund	Mutual Fund	N/A	4,089,373
*	TRP Balanced Fund	Mutual Fund	N/A	5,246,693
*	TRP Blue Chip Growth Fund	Mutual Fund	N/A	13,666,686
*	TRP Equity Income Fund	Mutual Fund	N/A	6,605,263
*	TRP Extended Equity Market Index	Mutual Fund	N/A	1,944,794
*	TRP Growth Stock Fund	Mutual Fund	N/A	7,860,765
*	TRP New Horizons Fund	Mutual Fund	N/A	5,327,266
*	TRP Retirement Income Fund	Mutual Fund	N/A	385,176
*	TRP Retirement 2005 Fund	Mutual Fund	N/A	570,857
*	TRP Retirement 2010 Fund	Mutual Fund	N/A	2,394,203
*	TRP Retirement 2015 Fund	Mutual Fund	N/A	3,512,715
*	TRP Retirement 2020 Fund	Mutual Fund	N/A	5,486,370
*	TRP Retirement 2025 Fund	Mutual Fund	N/A	6,564,071
*	TRP Retirement 2030 Fund	Mutual Fund	N/A	7,626,155
*	TRP Retirement 2035 Fund	Mutual Fund	N/A	7,598,472
*	TRP Retirement 2040 Fund	Mutual Fund	N/A	6,680,758
*	TRP Retirement 2045 Fund	Mutual Fund	N/A	2,798,902
*	TRP Retirement 2050 Fund	Mutual Fund	N/A	755,962
*	TRP Retirement 2055 Fund	Mutual Fund	N/A	350,996
*	TRP Science & Technology Fund	Mutual Fund	N/A	2,236,569
*	TRP Spectrum Income Fund	Mutual Fund	N/A	3,787,078
*	TRP Summit Cash Reserves	Mutual Fund	N/A	7,603,264
*	TRP Equity Index Trust	Common Trust	N/A	6,193,071
*	DENTSPLY International Inc. Common Stock	Common Stock	N/A	13,821,297
*	Participant Loans	4.25% - 10.5%	0	3,422,106

		Total Investments		$129,700,279

*	Party-in-interest
* *	Historical cost has not been presented since all investments are participant-directed.

Defined Contribution
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 25-1471089 Plan Number: 003
Year Ended December 31, 2010

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions	Contributions not	Contributions Corrected	Contributions Pending	Total Fully Corrected
Transferred Late to the Plan (1)	Corrected	Outside of VFCP	Correction in VFCP	Under VFCP and PTE 2002-51

$402,449	$-	$-	$402,449	$-

(1) Amount does include participant loan repayments.